Exhibit 99.1(b)

APPENDIX B
FAIRNESS OPINION

Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004 Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

July 1, 2007

Board of Directors
ECI Telecom Ltd.
30 Hasivim Street
Petach Tikva, 49133
Israel

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding ordinary shares, par value NIS 0.12 per share (the “Shares”), of ECI Telecom Ltd. (the “Company”) of the U.S.$10.00 per Share in cash to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of July 1, 2007 (the “Agreement”), by and among Epsilon 1 Ltd. (“Purchaser”), Epsilon 3 Ltd., an indirect, wholly owned subsidiary of Purchaser, and the Company.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We have provided certain investment banking and other financial services to Ashmore Group plc (“Ashmore”), an affiliate of Purchaser, from time to time, including having acted as joint bookrunner in an offering of 177,266,000 of its shares in October 2006; and as a participant in a senior bank loan facility extended to Ashmore Energy International Limited, a subsidiary of Ashmore, in March 2007. We also may provide investment banking and other financial services to the Company, Purchaser, Ashmore and their respective affiliates in the future. In connection with the above-described investment banking and other financial services we have received, and may receive, compensation.

Board of Directors
ECI Telecom Ltd.
July 1, 2007

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Purchaser, Ashmore and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company, Purchaser, Ashmore and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 20-F of the Company for each of the five fiscal years ended December 31, 2006; certain interim reports to shareholders on Form 6-K of the Company; certain other communications from the Company to its shareholders; and certain internal financial analyses and forecasts for the Company prepared by its management, including certain sensitivity analyses (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the communications technology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and, we have not been furnished with any such evaluation or appraisal.  We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Purchaser or the ability of the Company or Purchaser to pay its obligations when they come due.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction or any other matter.

Board of Directors
ECI Telecom Ltd.
July 1, 2007

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the U.S.$10.00 per Share in cash to be received by the holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co. —————————————— (GOLDMAN, SACHS & CO.)

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